

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoRan Copper & Gold, Inc.
One North Central Avenue
Phoenix, Arizona 85004-4414

> **Re:** **Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-11307-01**

Dear Ms. Quirk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In future filings please ensure that you provide the correct commission filing number on the cover of your filings. In that regard, we note that you were assigned a file number in connection with the filing of the Form 8-A12B on June 11, 2003, which is different from the number you provide on the cover page of the Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Outlook, page 68

2.   With regard to your projections, we refer you to Item 10(b) of Regulation S-K. For example, you project consolidated operating cash flows for 2010. However, it is unclear how you derived that result based on only the assumptions you have included, such as sales volume and unit pricing. With a view to possible disclosure, please explain to us in

reasonable detail how you derived consolidated operating cash flows for 2010. Also, be sure that your disclosure is consistent with Items 10(b)(1); (b)(2); and (b)(3). We note also the related disclosure at page 97 under "Capital Resources and Liquidity." We may have additional comments.

Engineering Comments

General

3.   In your Definitive Proxy Statement we note you state you achieved a positive safety performance, in which your total reportable rate was more than 30% below target. In an appropriate section of your 10-K filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, and statistical measures such as those reported to the MHSA or any other measures that your organization utilizes to monitor performance.

4.   In addition to the above information please provide supplementally, the appropriate safety related information/data from each of your operating facilities which allowed you to generate these world-wide statistics for your company. This may include your estimates of man-hours, fatalities, lost time, and reportable injuries segregated by the facility type (surface, underground, plant, etc.) for the last three years. Please provide to us your U.S. and foreign based injury incidence rates as compared to the MSHA industry average for the last three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director